SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Trevena, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89532E109

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✓
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,890,262 (a)
	8	SHARED VOTING POWER	-0-
	9	SOLE DISPOSITIVE POWER	2,890,262 (a)
	10	SHARED DISPOSITIVE POWER	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,890,262 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (b)
14	TYPE OF REPORTING PERSON PN

(a)	Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 2,890,262 shares of common stock (“Common Stock”) of Trevena, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)	The percentage set forth in row (13) is calculated based upon 82,323,413 shares of Common Stock issued and outstanding as of November 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2018.

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✓
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	2,890,262 (c)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	2,890,262 (c)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,890,262 (c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (d)
14	TYPE OF REPORTING PERSON OO

(c)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(d)	The percentage set forth in row (13) is calculated based upon 82,323,413 shares of Common Stock issued and outstanding as of November 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2018.

1	NAMES OF REPORTING PERSON
Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✓
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	2,890,262(e)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	2,890,262 (e)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,890,262 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (f)
14	TYPE OF REPORTING PERSON IN

(e)	Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(f)	The percentage set forth in row (13) is calculated based upon 82,323,413 shares of Common Stock issued and outstanding as of November 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2018.

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✓
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	2,890,262 (g)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	2,890,262 (g)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,890,262 (g)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (h)
14	TYPE OF REPORTING PERSON IN

(g)	Janney is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(h)	The percentage set forth in row (13) is calculated based upon 82,323,413 shares of Common Stock issued and outstanding as of November 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2018.

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ✓
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	2,890,262 (i)
	9	SOLE DISPOSITIVE POWER	-0-
	10	SHARED DISPOSITIVE POWER	2,890,262 (i)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,890,262 (i)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (j)
14	TYPE OF REPORTING PERSON IN

(i)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(j)	The percentage set forth in row (13) is calculated based upon 82,323,413 shares of Common Stock issued and outstanding as of November 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended September 30, 2018.

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Trevena, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on February 18, 2014 and amended on December 15, 2014 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the sales of 1,000,000 shares of Common Stock held by AP VIII on October 16, 2018. The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirely as follows:

(a)  As of the date of this filing, AP VIII directly held 2,890,262 shares of Common Stock, representing 3.5% of the Issuer’s outstanding Common Stock as of such date. As the general partner of AP VIII, APM VIII beneficially owned an aggregate of 2,890,262 shares of Common Stock, representing 3.5% of the Issuer’s Common Stock outstanding as of such date. Each of Managing Directors beneficially owned 2,890,262 shares of Common Stock, representing 3.5% of the Issuer’s outstanding Common Stock as of such date. The percentages set forth in this Item 5 are based on the 82,323,413 outstanding shares of Common Stock as of November 2, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2018.

(b) AP VIII has sole voting and dispositive control over 2,890,262 shares of Common Stock. None of the other Reporting Persons owns any securities of the Issuer directly. APM VIII, as the general partner of AP VIII, shares the power to direct the voting and disposition of the 2,890,262 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares beneficially owned by AP VIII. By virtue of their positions as managing directors of APM VIII, each Managing Director may be deemed to share the power to direct the disposition and vote of the 2,890,262 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities.

(c) On October 16, 2018, AP VIII sold 1,000,000 shares of Common Stock for $973,283 at the weighted-average sales price per share of $0.97. The range of sale prices was $0.97 to $0.9969 per share. Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)  The Reporting Persons ceased to be the beneficial owners of 5% of more than 5% of the Common Stock on October 16, 2018.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2018

	Alta Partners VIII, L.P.	Alta Partners Management VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra